Exhibit 99.1

Polyrizon Announces GMP Manufacturing of Clinical Trial Material (CTM) with Eurofins CDMO AmatsiAquitaine S.A.S for Planned U.S. Clinical Study

Raanana, Israel, March 10, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (“Polyrizon” or the “Company”), a pre-clinical-stage biotechnology company developing intranasal administrated solutions, today announced the successful production of a Good Manufacturing Practice (GMP) batch of clinical trial material (CTM) for its lead product candidate.

This milestone follows the Company’s previously announced manufacturing agreement with Eurofins CDMO AmatsiAquitaine S.A.S, a leading global GMP CDMO, established to support the supply of clinical trial material for Polyrizon’s clinical development program.

The GMP manufacturing milestone represents a key step in Polyrizon’s clinical development program and supports the company’s preparations for a planned clinical study in the United States later this year.

The GMP batch was manufactured following the successful production of two prior development batches, which demonstrated batch-to-batch consistency and product stability over time, supporting the robustness and reproducibility of the manufacturing process.

The CTM batch was produced in compliance with applicable GMP standards in collaboration with Eurofins CDMO AmatsiAquitaine S.A.S, and will be used to support upcoming clinical activities and regulatory submissions related to the study.

“This manufacturing milestone represents an important step in advancing our clinical development strategy,” said Tomer Izraeli, CEO of Polyrizon. “Following the successful production of development batches that confirmed manufacturing consistency and stability, the GMP production of clinical material enables us to move forward with our planned U.S. clinical study and reflects our continued commitment to developing innovative intranasal solutions designed to protect against airborne allergens and viruses.”

This milestone reflects Polyrizon’s continued progress toward advancing its intranasal technology platform and bringing novel preventive solutions for respiratory conditions closer to patients.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses continuing to advance its naloxone program as part of its broader intranasal platform strategy. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 11, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:
Michal Efraty
Investor Relations
IR@polyrizon-biotech.com